N E W S R E L E A S E

June 18, 2015

 Nevsun Discovers New Massive Sulphide Deposit at Bisha

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce assay results from a new massive sulphide discovery at the grassroots Asheli prospect on the Mogoraib River Exploration License located 20 kilometers southwest of the Bisha processing plant.  The Asheli drilling is part of the 2015 Bisha regional exploration program which builds on the highly successful 2014 program.

HIGHLIGHTS

  New greenfield volcanogenic massive sulphide discovery at Asheli
  High grade massive sulphide intersections include:
    MX-052: 2.29% Cu, 4.50% Zn,  0.45 g/t Au, 37 g/t Ag over  22.9 m
    Including 3.67% Cu, 8.04% Zn, 0.68 g/t Au, 50 g/t Ag over 7.4 m and 7.92% Cu, 3.89% Zn, 1.14 g/t Au, 101 g/t Ag over 2.9 m
    MX-056: 1.26% Cu, 6.08% Zn, 0.28 g/t Au, 26 g/t Ag over 20.9 m including 1.71% Cu, 8.51% Zn, 0.37 g/t Au, 35 g/t Ag over 10.9 m
  Deposit is associated with highly altered felsic volcanics and is open to expansion
  Numerous untested geophysical targets along 4 km of similar stratigraphy

Nevsun CEO Cliff Davis commented, “We continue to have excellent results from our exploration programs at Bisha.  The assays reported today demonstrate that the Bisha District hosts numerous deposits like other classic volcanogenic massive sulphide (VMS) camps worldwide.  Our new greenfield discovery at Asheli is exciting in that it shows that the mineralizing systems on the Asheli trend are capable of producing high grade deposits with good thicknesses of massive sulphide.  With over 4 kilometers of untested strike length with similar geology the potential for further discoveries on this trend looks very promising”.

Asheli Prospect

The Asheli area was targeted for the initial drill testing of the over 5 kilometer long Asheli Trend which is characterized by an extensive highly siliceous felsic fragmental unit that has numerous geophysical (airborne VTEM and ground Transient EM (TEM)) anomalies associated with it.  A previous operator of the project had drilled 10 short holes at Asheli targeting surface gossans that contained anomalous gold values (ASD-series of holes).  These drill holes did not intersect any massive sulphide mineralization but did encounter narrow zones with minor chalcopyrite and sphalerite stringers.  Bisha Mining Share Company (BMSC) re-evaluated the area by field mapping and completing a lithogeochemical analysis of the volcanic rocks.  This work defined a 700 meter long zone of highly sericite and chlorite altered felsic volcanic stratigraphy associated with gossan zones enhancing the probability that a VMS deposit was likely to be found in the area.

Hole MX-044 drilled immediately below historical holes ASD-001 and ASD-003 which had tested a surface gold bearing gossan intersected the first indications of a new massive sulphide deposit.  MX-044 returned 8.30 meters of massive sulphide grading 1.44% Cu, 4.00% Zn, 0.37 g/t Au, 27 g/t Ag.  Follow-up drilling in hole MX-052 confirmed the new discovery with 22.90 meters of massive sulphide grading 2.29% Cu, 4.50% Zn, 0.45 g/t Au, 37 g/t Ag and similar results were encountered in hole MX-056 drilled approximately 100 meters above MX-052.  The mineralization is associated with strongly chlorite and sericite altered felsic volcanics.

Chalcopyrite-rich zones in the massive sulphide produce strong borehole TEM responses and these responses are helping to guide the drilling of the deposit by allowing large over 100 meter step-outs in the initial drill evaluation.  The zone remains open to expansion in a number of directions.

The Asheli discovery highlights the prospectivity of the Asheli Trend.  With only 1 kilometer of the trend drill tested during this first phase of exploration and an additional 4 kilometers that has never been drill tested and having similar geology, the likelihood of further discoveries is high. Rainy season begins in mid-June and will require further work to be paused until later in the year.

Regional Exploration Program

The 2015 BMSC regional exploration program is currently focused on three main areas:  expansion of the Harena deposit at depth and along strike; exploring the perimeter of the Bisha deposit at depth and along strike; and, evaluating regional targets on the Mogoraib River License at Asheli, Aderat and Tekewuda.  Systematic surface and borehole TEM surveys in combination with geological and lithogeochemical modeling is being used to successfully guide the exploration effort.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Asheli work.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Asheli and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Asheli Intersections

Hole ID	From	To	L (m)	Cu %	Zn %	Au ppm	Ag ppm	Rock Type
MX-044	202.20	210.50	8.30	1.44	4.00	0.37	27	MSUL
includes	204.50	207.00	2.50	1.56	8.51	0.33	27	MSUL

MX-052	242.00	264.90	22.90	2.29	4.50	0.45	37	MSUL
includes	242.70	250.10	7.40	3.67	8.04	0.68	50	MSUL
and	255.00	264.90	9.90	1.99	3.38	0.36	39	MSUL
and	242.70	245.60	2.90	7.92	3.89	1.14	101	MSUL
and	259.90	261.80	1.90	5.62	2.53	0.37	66	MSUL

MX-056	142.10	163.00	20.90	1.26	6.08	0.28	26	MSUL
includes	142.10	153.00	10.90	1.71	8.51	0.37	35	MSUL
and	153.00	161.50	8.50	0.84	3.91	0.20	16	MSUL

Assays are pending for holes MX-041 - 043; MX-045 – 051; MX-053 – 055; MX-057 - 058

Figure 1. Asheli - Drillhole Location Map

 Assays are pending for holes MX-041 - 043; MX-045 – 051; MX-053 – 055; MX-057 - 058

Figure 2. Asheli Section 10300

Figure 3. Asheli Section 10400

Figure 4. Asheli Longitudinal Projection (Looking Northwest)

Assays are pending for holes MX-041 - 043; MX-045 – 051; MX-053 – 055; MX-057 - 058

Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
MX-041	319722	1704390	675	350	120	-50
MX-042	319713	1704286	676	350	120	-60
MX-043	319943	1704493	673	299	120	-55
MX-044	319629	1704138	678	335	120	-55
MX-045	320092	1704641	671	143	120	-55
MX-046	319529	1704000	679	291	120	-55
MX-047	320637	1705652	660	164	120	-55
MX-048	319521	1704198	677	410	120	-55
MX-049	319433	1704053	680	428	120	-60
MX-050	319361	1703843	682	440	120	-58
MX-051	319608	1704340	675	440	120	-60
MX-052	319580	1704068	677	356	120	-63
MX-053	319953	1704255	675	215	120	-58
MX-054	319476	1704126	681	503	120	-62
MX-055	320192	1704582	671	128	120	-55
MX-056	319623	1704042	679	209	120	-55
MX-057	319503	1704400	677	600	120	-68
MX-058	319478	1704222	677	600	120	-68

Note: Collar coordinates are in UTM WGS84 Zone37N

Assays are pending for holes MX-041 - 043; MX-045 – 051; MX-053 – 055; MX-057 - 058